January 24, 2018
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for ClearBridge Energy MLP Opportunity Fund Inc. (File No. 811-22546) (the "Fund") and, under the date of January 25, 2017, we reported on the financial statements of the Fund as of and for the year ended November 30, 2016. On August 14, 2017 we resigned at the request of the Fund. We have read the Fund's statements included under Item 77K of its Form N-SAR dated January 24, 2018, and we agree with such statements, except that we are not in a position to agree or disagree with the Fund's statement that the change was approved by the Board of Directors and we are not in a position to agree or disagree with the Fund's statements that PricewaterhouseCoopers LLP were not consulted regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Fund's financial statements.

Very truly yours,
/s/ KPMG LLP